NEW MEDIA LOTTERY SERVICES, INC.
1400 Technology Drive
Harrisonburg, VA  22802

March 23, 2010

Mr. Robert Telewicz
Senior Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	New Media Lottery Services, Inc.
Form 10-K for Fiscal Year Ended April 30, 2009
Filed August 13, 2009
Forms 10-Q for Fiscal Quarter Ended October 31, 2009
Filed December 21, 2009
File No. 000-49884

Dear Mr. Telewicz:

We acknowledge receipt of your comment letter to the reports listed above.  This letter is to inform you that New Media Lottery Services, Inc. intends to respond to the SEC’s  comment letter on or before April 23, 2010.  Due to the timing of your comments, our professional advisors are currently unavailable to assist us in preparing responses to the difficult issues raised in the comment letter.  Our primary financial advisor is unavailable due to tax season and our counsel and auditors are burdened with the annual filings of their calendar year-end clients.  As a result, we will not be able to receive assistance from them to develop a response to your queries until after April 15, 2010.

If you wish to discuss this letter, or if you have further questions, please feel free to call me at (540) 437-1688.

Very truly yours,

/s/ Jeffrey Sternberg
Director
New Media Lottery Services, Inc.